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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     The 1818 Fund III, L.P.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

     c/o Brown Brothers Harriman & Co.      59 Wall Street
--------------------------------------------------------------------------------
                                    (Street)

     New York                      New York                 10005
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     12/12/00
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Genesee & Wyoming Inc. (GNWR)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          (Over)
                                                                  SEC 1473(3-99)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Preferred Stock (1) (4)  Immed.     N/A             Common Stock           (2)            (3)                D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1)  Par value $.01 per share.
(2) 646,269 shares, subject to adjustment. The 1818 Fund, L.P. may, pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, be deemed to beneficially own 211,486 shares of Common Stock of Genesee & Wyoming Inc. owned by Mortimer B. Fuller, III as a result of a voting agreement. The 1818 Fund III, L.P. disclaims beneficial ownership of such shares.
(3) $1,000 per share of Preferred Stock divided by the Conversion Price, set at $23, but subject to adjustment.
(4) Genesee & Wyoming Inc. has the option of requiring The 1818 Fund III, L.P. to acquire up to 15,000 additional shares of Preferred Stock at a price of $1,000 per share. The 1818 Fund III, L.P. has the one-time option on or before December 12, 2001, to purchase an additional 10,000 shares of Preferred Stock at a price of $1,000 per share; PROVIDED, HOWEVER, that the aggregate purchase price of Preferred Stock acquired by The 1818 Fund III, L.P. shall not exceed $25,000,000. The option is subject to the fulfillment of certain acquisition thresholds by Genesee & Wyoming Inc.


     /s/ Lawrence C. Tucker                                 December 12, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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